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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): April 19, 2006

IDAHO GENERAL MINES, INC.
(Exact Name of Registrant as Specified in its Charter)

Idaho	**000-50539**	**91-0232000**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10 N. Post St., Suite 610 Spokane, WA	**99201**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 838-1213**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

The Company accepted the resignation of James H. Moore as the Company's part-time Chief Financial Officer effective April 19, 2005. Due to the Company's anticipated increase in operational and financing activities it has embarked upon a search for a full-time Chief Financial Officer.

Item 8.01 Other Events

(a) On April 19, 2005 a committee appointed by the Board of Directors adopted a form of Shareholder Rights Agreement referred to it by the Board of Directors. The Rights Agreement applies to takeover bids made on or after that date.

The rights issued under the Rights Agreement become exercisable only when a person, including any party related to it or acting jointly or in concert with it, acquires or announces its intention to acquire 20 percent or more of the Company's outstanding shares without complying with the "Permitted Bid" provisions of the Rights Agreement. Should such an acquisition occur, among other things, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase common shares of the Company at a 50 percent discount to the market price at the time. Certain holdings of common shares, such as positions held by certain investment managers, trust companies for managed accounts and pension plans will not trigger the Rights Plan unless the holders are participating in making a takeover bid for the Company.

The Rights Agreement was not adopted in response to, or in anticipation of, any specific effort to acquire control of the Company and is not aimed at blocking bids but is designed to ensure that any acquisition of control is made through a public offer to all shareholders and that sufficient time is available to evaluate any other.

(b) The Company has entered into written employment agreements with Robert L. Russell, President and Chief Executive Officer, Robert L. Dumont, Executive Vice President of Business Development and Matthew F. Russell, Executive Vice President of Operations. Each of the employment contracts runs for a term of three years. Copies of each of the employment agreements are attached as exhibits to this Form 8K.

Item 9.01 Financial Statements and Exhibits.

c) Exhibits:

10.1   Employment Agreement - Robert L. Russell
10.2   Employment Agreement - Robert L. Dumont
10.3   Employment Agreement - Matthew F. Russell

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IDAHO GENERAL MINES, INC.

       /s/ Robert L. Russell

By:_____

       Robert L. Russell, President

Date: April 25, 2005

EMPLOYMENT AGREEMENT

THIS AGREEMENT ("Agreement") effective as of the 31st day of March, 2005

BETWEEN:

Idaho General Mines, Inc.

10 N. Post Street
Suite 610
Spokane, WA 99201

(the "Company")

-and-

Robert L. Russell

President & CEO
639 N. Riverpoint Blvd., H203
Spokane, WA 99202

(the "Executive")

RECITALS

WHEREAS, the Company recognizes that the current business environment makes it difficult to attract and retain highly qualified executives unless a certain degree of security can be offered to such individuals against organizational and personnel changes which frequently follow changes in control of a corporation; and

WHEREAS, the Company desires to assure fair treatment of its executives in the event of a Change in Control (as defined below) and to allow them to make critical career decisions without undue time pressure and financial uncertainty, thereby increasing their willingness to remain with the Company notwithstanding the outcome of a possible Change in Control transaction; and

WHEREAS, the Company recognizes that its executives will be involved in evaluating or negotiating any offers, proposals or other transactions which could result in Changes in Control of the Company and believes that it is in the best interest of the Company and its stockholders for such executives to be in a position, free from personal financial and employment considerations,

to be able to assess objectively and pursue aggressively the interests of the Company's stockholders in making these evaluations and carrying on such negotiations; and

WHEREAS, the Board of Directors (the "Board") of the Company believes it is essential to provide the Executive with compensation arrangements upon a Change in Control which provide the Executive with individual financial security and which are competitive with those of other corporations, and in order to accomplish these objectives, the Board has caused the Company to enter into this Agreement.

WHEREAS the Executive is an Officer of the Company and is employed in the Business (as defined below) operated by the Company;

WHEREAS, the Board of Directors of the Company (the "Board"), has determined that it is in the best interests of the Company and its shareholders to assure that the Company will have the continued dedication of the Executive, notwithstanding the possibility, threat or occurrence of a Change in Control (as defined herein). The Board believes it is imperative to diminish the inevitable distraction of the Executive by virtue of the personal uncertainties and risks created by a pending or threatened Change in Control and to encourage the Executive's full attention and dedication to the current Company and in the event of any threatened or pending Change in Control, and to provide the Executive with compensation and benefits arrangements upon a Change in Control that ensure that the compensation and benefits expectations of the Executive will be satisfied and that are competitive with those of other corporations. Therefore, in order to accomplish these objectives, the Board has caused the Company to enter into this Agreement.

NOW THEREFORE in consideration of the promises and mutual covenants herein contained, the parties hereto agree as follows:

1. **Defined Terms**

    (a) "Cause" shall mean (i) the continued failure by the Executive to perform his material responsibilities and duties toward the Company (other than any such failure resulting from the Executive's incapacity due to physical or mental illness), (ii) the engaging by the Executive in willful or reckless conduct that is demonstrably injurious to the Company monetarily or otherwise, (iii) the conviction of the Executive of, or a plea of nolo contendre to, a felony or a crime of moral turpitude, or (iv) the commission or omission of any act by the Executive that is materially inimical to the best interests of the Company and that constitutes on the part of the Executive common law fraud or malfeasance, misfeasance, or nonfeasance of duty; provided, however, that "cause" shall not include the Executive's lack of professional qualifications. For purposes of this Agreement, an act, or failure to act, on the Executive's part shall be considered "willful" or "reckless" only if done, or omitted, by him not in good faith and without reasonable belief that his action or omission was in the best interest of the Company. The Executive's employment shall not be deemed to have been terminated for "cause" unless the Company shall have (A) given or delivered to the Executive reasonable notice setting forth the reasons for the Company's intention to terminate the Executive's employment for "cause," and (B) provided the Executive a reasonable opportunity to cure the act or omission that is the basis for the proposed termination for cause, to the extent curable.

(b)   "Change in Control" shall mean:

(i)   The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either (A) the then-outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that, for purposes of this Section 1(d), the following acquisitions shall not constitute a Change in Control: (i) any acquisition directly from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliated Company or (iv) any acquisition by any corporation pursuant to a transaction that complies with Sections 1(b)(iii)(A), 1(b)(iii)(B) and 1(b)(iii)(C);

(ii)   Any time at which individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(iii)   Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Company or any of its subsidiaries or the acquisition of assets or stock of another entity by the Company or any of its subsidiaries (each, a "Business Combination"), in each case unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly

or indirectly, 50% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination;

      (iv)   A sale or disposition of all or substantially all of the assets of the Company to an unrelated party; or

      (v)   Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

(c)   "Code" shall mean the Internal Revenue Code as of 2005, as amended.

(d)   "Disability," for purposes of this Agreement, shall mean total disability as defined in any long-term disability plan sponsored by the Company in which the Executive participates, or, if there is no such plan or it does not define such term, then it shall mean the physical or mental incapacity of the Executive that prevents him from substantially performing the duties of the office or position to which he was elected or appointed by the Board for a period of at least 180 days and the incapacity is expected to cause death or last at least one (1) year.

(e)   The "Change in Control Date" shall be any date during the term of this Agreement on which a Change in Control occurs. Anything in this Agreement to the contrary notwithstanding, if the Executive's employment or status as an elected officer with the Company is terminated within six (6) months before the date on which a Change in Control occurs, and it is reasonably demonstrated that such termination (i) was at the request of a third party who has taken steps reasonably calculated or intended to effect a Change in Control or (ii) otherwise arose in connection with or anticipation of a Change in Control, then for all purposes of this Agreement the "Change in Control Date" shall mean the date immediately before the date of such termination.

(f)   "Parent" shall mean any entity that directly or indirectly through one or more other entities owns or controls more than 50 percent of the voting stock or common stock of the Company.

(g)   "Subsidiary" shall mean a company 50 percent or more of the voting stock, common stock or other economic interests of which are owned, directly or indirectly, by the Company.

(h)   "Board" shall mean the Board of Directors of the Company;

(i)   "Business" shall mean the business presently or hereafter carried on by the Company in the area of mineral resource exploration and development;

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(j) "Stock Option Plan" shall mean the incentive stock option plan of the Company for directors, officers, employees and other service providers of the Company.

2. Employment

(a) The Company shall employ the Executive and the Executive shall serve the Company and its subsidiaries as President and CEO or in such other capacity or capacities as may be determined by the Board from time to time.

(b) The Executive represents that he has the required skills and experience to perform the duties required of him as President and CEO and agrees to be bound by the terms and conditions of this Agreement.

(c) The Executive will be employed on a full-time basis for the Company and will devote himself exclusively to the Business and will not be employed or engaged in any capacity in any other business which is in competition with the Business of the Company, without the prior written approval of the Company.

(d) The Executive acknowledges that in carrying out his duties and responsibilities:

(i) the Executive shall comply with all lawful and reasonable instructions as may be given by the Chief Executive Officer of the Company or the Board;

(ii) the Executive will perform his duties with the highest level of integrity and in a manner which shall engender the Company's complete confidence in the Executive's relationship with other employees of the Company and with all persons dealt with by the Executive in the course of employment; and

(iii) the Executive will perform his duties in a diligent, loyal, productive and efficient manner and use his best efforts to advance the Business and goodwill of the Company.

(e) The Executive is employed on a full-time basis for the Company and he understands that the hours of work involved will vary and be irregular and are those hours required to meet the objectives of the employment.

(f) The Executive's initial location of employment under this Agreement shall be in the State of Washington. Until a Change in Control, the Executive agrees, however, to relocate his employment if directed to do so by the Chief Executive Officer of the Company or the Board. The Company shall reimburse the Executive for all reasonable and necessary moving expenses related to a relocation of employment hereunder.

3. Compensation and Benefits

As compensation for the services to be rendered by the Executive to the Company, the Company agrees to provide the remuneration and benefits set out in this clause 3.

(a)   ***Base Salary and Discretionary Bonus***

Except as per the limitation set out below in 3(a)(i), the Executive shall be paid a minimum annual base salary of US $180,000.00 to be reviewed annually by the Board. Said salary shall be subject to all statutory and other deductions and shall be paid monthly, in arrears, by cheque or deposit, or such other periodic installments as may be from time to time agreed. In addition, the Executive is entitled to receive a discretionary performance bonus in such amount, if any, as the Board in its sole discretion may determine. If a Change in Control occurs then a bonus will automatically become payable and not be less than 30% of the Executive's annual salary. The minimum base salary shall become effective , as soon as, the Company has raised the sum of $5,000,000 (five million) to the treasury in private placements, exercise of stock warrants, exercise of stock options, IPO's or upon Change in Control which ever occurs first.

(b)   ***Grant of Stock Options, Shares, and Bonuses***

The Executive shall be eligible to receive stock options granted pursuant to the Stock Option Plan, and, as may be effected for bonuses, on such terms and conditions as the Board in its discretion may determine. Upon a Change of Control, any and all Common Shares, options, or other forms of securities issued by the Company and beneficially owned by the Executive (whether granted before or after the date of this Agreement) that are unvested, restricted, or subject to any similar restriction that would otherwise require continued ownership by the Executive beyond the Change of Control Date in order to be vested in the hands of the Executive shall vest automatically without further action by the Board.

(c)   ***Health (Medical and Vision), Dental, Long Term Disability and Life Insurance***

The Executive shall be entitled to receive and participate in health (medical and vision), dental, long-term disability and life insurance programs as are made available by the Company to other employees holding similar positions of importance to the Company, provided that the Company may modify, suspend, or discontinue any or all of such benefits for its employees generally or for any group thereof, without obligation to replace any such modified, discontinued or suspended benefit with any other benefit or to otherwise compensate the Executive in respect thereof.

(d)   ***Stock Appreciation Award in the Event of a Change in Control***

In the event of a contemplated Change in Control, the Executive shall become entitled to receive an additional equity stake equal to the equity stake he then holds, contingent upon the occurrence of a Change in Control. Executive's equity stake shall include all shares, options (vested and unvested), and warrants in Executive's name or beneficially owned by Executive, and the additional equity stake shall be provided in kind to the Executive.

4. **Vacation**

The Executive will be entitled to twenty (20) days of vacation during each twelve (12) month period plus usual statutory and other public holidays, the timing of such vacation to be mutually agreed upon between the Executive and the Company. In that the spirit of this vacation provision is that the Executive should take vacation but may, because of the duties required of the Executive, prevent him from taking said vacation, the Executive shall be paid the cash equivalent of any unused vacation entitlement at the end of each year, but in no way shall unused vacation time accrue to the next 12 month period.

5. **Expenses**

The Executive shall be reimbursed by the Company for business expenses incurred as a result of his work on behalf of the Company. The Company shall reimburse the Executive for such expenses upon presentation of supporting documentation satisfactory to the Company in accordance with the tax principles applicable in the United States for such reimbursement and the Company's established reimbursement policies, as those policies may be modified from time to time in the Company's discretion.

6. **Terms of the Agreement and Termination**

(a)   This Agreement shall commence on the date hereof and shall terminate three years hence on April 1, 2008, unless terminated pursuant to the provisions hereof.

(b)   The Executive may terminate his employment pursuant to this Agreement by giving at least two (2) months' advance notice in writing to the Company. The Company may waive such notice, in whole or in part and if it does so, the Executive's entitlement to remuneration and benefits pursuant to this Agreement will cease on the date it waives such notice.

(c)   The Executive's employment shall be terminated upon the death of the Executive whereupon all stock options granted to the Executive shall immediately vest and shall be exercisable by the Executive's heirs, executors, administrators or personal representatives in accordance with the terms of the Stock Option Plan.

(d)   The Executive's employment shall be terminated upon the Disability of the Executive whereupon all stock options granted to the Executive shall immediately vest and shall be exercisable by the Executive in accordance with the terms of the Stock Option Plan.

(e)   In the event of an Effective Change of Control, the Executive's employment shall be deemed to have been terminated without cause and the Company shall be obligated to pay the Executive the amount of severance payments calculated in accordance with subparagraph 6(f) hereof in addition to the benefits of subparagraph 3(b) hereof.

(f)   The Executive's employment may be terminated without cause by majority vote of the Board. In the event that the Executive's employment is so terminated, or is deemed to have been terminated pursuant to subparagraph 6 (e) herein, without cause, any stock options granted but not vested shall be deemed to have immediately vested and the Company shall pay to the Executive 36 months salary, in compensation for the Executive's loss of employment, together with a payment equal to 100% of the greater of any target bonus or bonus actually earned for each year in such 24 month period and any other compensation which the Executive is entitled to receive. Substantially similar health related benefits as provided by the company will also continue for a period of 24 months. The Executive shall not have the duty to mitigate damages. For the purpose of calculating such payments, all Federal and State taxes and Federal excise taxes (parachute taxes) shall be grossed-up such that the Executive receives the amount specified after all taxes have been paid.

(g)   The Company may terminate the Executive's employment without notice or payment in lieu thereof, for cause.

7.   Notices

(a)   Any notice required or permitted to be given to the Executive shall be sufficiently given if delivered to the Executive personally or if mailed by registered mail to the Executive's address disclosed on the face page hereof (or such address as the Executive may later provide in writing to the Chief Executive Officer or Secretary of the Company).

(b)   Any notice required or permitted to be given to the Company shall be sufficiently given if delivered to the Chief Executive Officer or Secretary of the Company personally or if mailed by registered mail to the Company's head office at its address disclosed on the face page hereof.

(c)   Any notice given by mail shall be deemed to have been given forty-eight hours after the time it is posted.

8.   Entire Agreement

This Agreement terminates, replaces and supersedes all prior agreements, oral or written, between the parties hereto. This Agreement contains the final and entire understanding and agreement between the parties hereto with respect to the subject matter hereof, and they shall not be bound by any terms, conditions, statements, covenants, representations, or warranties, oral or written, not herein contained with respect to the subject matter hereof.

9. **Headings**

The headings in this Agreement are for convenience of reference only, and under no circumstances should they be construed as being a substantive part of this Agreement nor shall they limit or otherwise affect the meaning hereof.

10. **Warranty**

The parties represent and warrant that there are no restrictions, agreements or limitations on their rights or ability to enter into and perform the terms of this Agreement.

11. **Severability**

In the event that any provision of this Agreement is found to be void, invalid, illegal or unenforceable by a court of competent jurisdiction, such finding will not affect any other provision of this Agreement. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

12. **Modification**

Any modification of this Agreement must be in writing and signed by both the Executive and the Company or it shall have no effect and shall be void.

13. **Waiver**

The wavier by either party of any breach or violation of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach or violation.

14. **Assignment of Rights**

The rights which accrue to the Company under this Agreement shall pass to its successors or assigns. The rights of the Executive under this Agreement are not assignable or transferable in any manner.

15. **Independent Legal Advice**

The Executive acknowledges that he has read and understands this Agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

16. **Time of Essence**

Time shall be of the essence of this Agreement.

17.   **<u>Governing Law</u>**

The Agreement shall be governed by and construed in accordance with the laws of the State of Idaho. Any dispute between the Company and Executive shall be brought exclusively in the State or Federal Courts located in Idaho State. In the event of such dispute, the prevailing party shall be entitled to recover its reasonable attorneys fees and costs.

IN WITNESS WHEREOF the parties have duly executed this Agreement effective as of the date first written above.


IDAHO GENERAL MINES, INC.


By: _____
Robert L. Russell
President & CEO

_____
Robert Llee Chapman
Chairman of Compensation Committee

_____
Richard Nanna
Member of Compensation Committee

_____
Norman A. Radford, PG
Member of Compensation Committee

ATTEST:

_____
Michael K. Branstetter, Secretary

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EMPLOYMENT AGREEMENT

THIS AGREEMENT ("Agreement") effective as of the 31st day of March, 2005

BETWEEN:

Idaho General Mines, Inc.

10 N. Post Street
Suite 610
Spokane, WA 99201

(the "Company")

-and-

Robert L. Dumont

Executive Vice President of Business Development
906 McKinley Ave.
Kellogg, ID 83837

(the "Executive")

RECITALS

WHEREAS, the Company recognizes that the current business environment makes it difficult to attract and retain highly qualified executives unless a certain degree of security can be offered to such individuals against organizational and personnel changes which frequently follow changes in control of a corporation; and

WHEREAS, the Company desires to assure fair treatment of its executives in the event of a Change in Control (as defined below) and to allow them to make critical career decisions without undue time pressure and financial uncertainty, thereby increasing their willingness to remain with the Company notwithstanding the outcome of a possible Change in Control transaction; and

WHEREAS, the Company recognizes that its executives will be involved in evaluating or negotiating any offers, proposals or other transactions which could result in Changes in Control of the Company and believes that it is in the best interest of the Company and its stockholders for such executives to be in a position, free from personal financial and employment considerations,

to be able to assess objectively and pursue aggressively the interests of the Company's stockholders in making these evaluations and carrying on such negotiations; and

WHEREAS, the Board of Directors (the "Board") of the Company believes it is essential to provide the Executive with compensation arrangements upon a Change in Control which provide the Executive with individual financial security and which are competitive with those of other corporations, and in order to accomplish these objectives, the Board has caused the Company to enter into this Agreement.

WHEREAS the Executive is an Officer of the Company and is employed in the Business (as defined below) operated by the Company;

WHEREAS, the Board of Directors of the Company (the "Board"), has determined that it is in the best interests of the Company and its shareholders to assure that the Company will have the continued dedication of the Executive, notwithstanding the possibility, threat or occurrence of a Change in Control (as defined herein). The Board believes it is imperative to diminish the inevitable distraction of the Executive by virtue of the personal uncertainties and risks created by a pending or threatened Change in Control and to encourage the Executive's full attention and dedication to the current Company and in the event of any threatened or pending Change in Control, and to provide the Executive with compensation and benefits arrangements upon a Change in Control that ensure that the compensation and benefits expectations of the Executive will be satisfied and that are competitive with those of other corporations. Therefore, in order to accomplish these objectives, the Board has caused the Company to enter into this Agreement.

NOW THEREFORE in consideration of the promises and mutual covenants herein contained, the parties hereto agree as follows:

1.   **Defined Terms**

(a)   "Cause" shall mean (i) the continued failure by the Executive to perform his material responsibilities and duties toward the Company (other than any such failure resulting from the Executive's incapacity due to physical or mental illness), (ii) the engaging by the Executive in willful or reckless conduct that is demonstrably injurious to the Company monetarily or otherwise, (iii) the conviction of the Executive of, or a plea of nolo contendre to, a felony or a crime of moral turpitude, or (iv) the commission or omission of any act by the Executive that is materially inimical to the best interests of the Company and that constitutes on the part of the Executive common law fraud or malfeasance, misfeasance, or nonfeasance of duty; provided, however, that "cause" shall not include the Executive's lack of professional qualifications. For purposes of this Agreement, an act, or failure to act, on the Executive's part shall be considered "willful" or "reckless" only if done, or omitted, by him not in good faith and without reasonable belief that his action or omission was in the best interest of the Company. The Executive's employment shall not be deemed to have been terminated for "cause" unless the Company shall have (A) given or delivered to the Executive reasonable notice setting forth the reasons for the Company's intention to terminate the Executive's employment for "cause," and (B) provided the Executive a reasonable opportunity to cure the act or omission that is the basis for the proposed termination for cause, to the extent curable.

(b) "Change in Control" shall mean:

(i) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either (A) the then-outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that, for purposes of this Section 1(d), the following acquisitions shall not constitute a Change in Control: (i) any acquisition directly from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliated Company or (iv) any acquisition by any corporation pursuant to a transaction that complies with Sections 1(b)(iii)(A), 1(b)(iii)(B) and 1(b)(iii)(C);

(ii) Any time at which individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(iii) Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Company or any of its subsidiaries or the acquisition of assets or stock of another entity by the Company or any of its subsidiaries (each, a "Business Combination"), in each case unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly

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or indirectly, 50% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination;

(iv)   A sale or disposition of all or substantially all of the assets of the Company to an unrelated party; or

(v)   Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

(c)   "Code" shall mean the Internal Revenue Code as of 2005, as amended.

(d)   "Disability," for purposes of this Agreement, shall mean total disability as defined in any long-term disability plan sponsored by the Company in which the Executive participates, or, if there is no such plan or it does not define such term, then it shall mean the physical or mental incapacity of the Executive that prevents him from substantially performing the duties of the office or position to which he was elected or appointed by the Board for a period of at least 180 days and the incapacity is expected to cause death or last at least one (1) year.

(e)   The "Change in Control Date" shall be any date during the term of this Agreement on which a Change in Control occurs. Anything in this Agreement to the contrary notwithstanding, if the Executive's employment or status as an elected officer with the Company is terminated within six (6) months before the date on which a Change in Control occurs, and it is reasonably demonstrated that such termination (i) was at the request of a third party who has taken steps reasonably calculated or intended to effect a Change in Control or (ii) otherwise arose in connection with or anticipation of a Change in Control, then for all purposes of this Agreement the "Change in Control Date" shall mean the date immediately before the date of such termination.

(f)   "Parent" shall mean any entity that directly or indirectly through one or more other entities owns or controls more than 50 percent of the voting stock or common stock of the Company.

(g)   "Subsidiary" shall mean a company 50 percent or more of the voting stock, common stock or other economic interests of which are owned, directly or indirectly, by the Company.

(h)   "Board" shall mean the Board of Directors of the Company;

(i)   "Business" shall mean the business presently or hereafter carried on by the Company in the area of mineral resource exploration and development;

4

(j) "Stock Option Plan" shall mean the incentive stock option plan of the Company for directors, officers, employees and other service providers of the Company.

2. Employment

(a) The Company shall employ the Executive and the Executive shall serve the Company and its subsidiaries as Executive Vice President of Business Development or in such other capacity or capacities as may be determined by the Board from time to time.

(b) The Executive represents that he has the required skills and experience to perform the duties required of him as Executive Vice President of Business Development and agrees to be bound by the terms and conditions of this Agreement.

(c) The Executive will be employed on a full-time basis for the Company and will devote himself exclusively to the Business and will not be employed or engaged in any capacity in any other business which is in competition with the Business of the Company, without the prior written approval of the Company.

(d) The Executive acknowledges that in carrying out his duties and responsibilities:

(i) the Executive shall comply with all lawful and reasonable instructions as may be given by the Chief Executive Officer of the Company or the Board;

(ii) the Executive will perform his duties with the highest level of integrity and in a manner which shall engender the Company's complete confidence in the Executive's relationship with other employees of the Company and with all persons dealt with by the Executive in the course of employment; and

(iii) the Executive will perform his duties in a diligent, loyal, productive and efficient manner and use his best efforts to advance the Business and goodwill of the Company.

(e) The Executive is employed on a full-time basis for the Company and he understands that the hours of work involved will vary and be irregular and are those hours required to meet the objectives of the employment.

(f) The Executive's initial location of employment under this Agreement shall be in the State of Washington. Until a Change in Control, the Executive agrees, however, to relocate his employment if directed to do so by the Chief Executive Officer of the Company or the Board. The Company shall reimburse the Executive for all reasonable and necessary moving expenses related to a relocation of employment hereunder.

3. Compensation and Benefits

As compensation for the services to be rendered by the Executive to the Company, the Company agrees to provide the remuneration and benefits set out in this clause 3.

(a)   ***Base Salary and Discretionary Bonus***

Except as per the limitation set out below in 3(a)(i), the Executive shall be paid a minimum annual base salary of US $120,000.00 to be reviewed annually by the Board. Said salary shall be subject to all statutory and other deductions and shall be paid monthly, in arrears, by cheque or deposit, or such other periodic installments as may be from time to time agreed. In addition, the Executive is entitled to receive a discretionary performance bonus in such amount, if any, as the Board in its sole discretion may determine. If a Change in Control occurs then a bonus will automatically become payable and not be less than 30% of the Executive's annual salary. The minimum base salary shall become effective , as soon as, the Company has raised the sum of $5,000,000 (five million) to the treasury in private placements, exercise of stock warrants, exercise of stock options, IPO's or upon Change in Control which ever occurs first.

(b)   ***Grant of Stock Options, Shares, and Bonuses***

The Executive shall be eligible to receive stock options granted pursuant to the Stock Option Plan, and, as may be effected for bonuses, on such terms and conditions as the Board in its discretion may determine. Upon a Change of Control, any and all Common Shares, options, or other forms of securities issued by the Company and beneficially owned by the Executive (whether granted before or after the date of this Agreement) that are unvested, restricted, or subject to any similar restriction that would otherwise require continued ownership by the Executive beyond the Change of Control Date in order to be vested in the hands of the Executive shall vest automatically without further action by the Board.

(c)   ***Health (Medical and Vision), Dental, Long Term Disability and Life Insurance***

The Executive shall be entitled to receive and participate in health (medical and vision), dental, long-term disability and life insurance programs as are made available by the Company to other employees holding similar positions of importance to the Company, provided that the Company may modify, suspend, or discontinue any or all of such benefits for its employees generally or for any group thereof, without obligation to replace any such modified, discontinued or suspended benefit with any other benefit or to otherwise compensate the Executive in respect thereof.

(d)   ***Stock Appreciation Award in the Event of a Change in Control***

In the event of a contemplated Change in Control, the Executive shall become entitled to receive an additional equity stake equal to the equity stake he then holds, contingent upon the occurrence of a Change in Control. Executive's equity stake shall include all shares, options (vested and unvested), and warrants in Executive's name or beneficially owned by Executive, and the additional equity stake shall be provided in kind to the Executive.

4. **Vacation**

The Executive will be entitled to twenty (20) days of vacation during each twelve (12) month period plus usual statutory and other public holidays, the timing of such vacation to be mutually agreed upon between the Executive and the Company. In that the spirit of this vacation provision is that the Executive should take vacation but may, because of the duties required of the Executive, prevent him from taking said vacation, the Executive shall be paid the cash equivalent of any unused vacation entitlement at the end of each year, but in no way shall unused vacation time accrue to the next 12 month period.

5. **Expenses**

The Executive shall be reimbursed by the Company for business expenses incurred as a result of his work on behalf of the Company. The Company shall reimburse the Executive for such expenses upon presentation of supporting documentation satisfactory to the Company in accordance with the tax principles applicable in the United States for such reimbursement and the Company's established reimbursement policies, as those policies may be modified from time to time in the Company's discretion.

6. **Terms of the Agreement and Termination**

(a)　　This Agreement shall commence on the date hereof and shall terminate three years hence on April 1, 2008, unless terminated pursuant to the provisions hereof.

(b)　　The Executive may terminate his employment pursuant to this Agreement by giving at least two (2) months' advance notice in writing to the Company. The Company may waive such notice, in whole or in part and if it does so, the Executive's entitlement to remuneration and benefits pursuant to this Agreement will cease on the date it waives such notice.

(c)　　The Executive's employment shall be terminated upon the death of the Executive whereupon all stock options granted to the Executive shall immediately vest and shall be exercisable by the Executive's heirs, executors, administrators or personal representatives in accordance with the terms of the Stock Option Plan.

(d)　　The Executive's employment shall be terminated upon the Disability of the Executive whereupon all stock options granted to the Executive shall immediately vest and shall be exercisable by the Executive in accordance with the terms of the Stock Option Plan.

(e)　　In the event of an Effective Change of Control, the Executive's employment shall be deemed to have been terminated without cause and the Company shall be obligated to pay the Executive the amount of severance payments calculated in accordance with subparagraph 6(f) hereof in addition to the benefits of subparagraph 3(b) hereof.

(f)   The Executive's employment may be terminated without cause by majority vote of the Board.   In the event that the Executive's employment is so terminated, or is deemed to have been terminated pursuant to subparagraph 6 (e) herein, without cause, any stock options granted but not vested shall be deemed to have immediately vested and the Company shall pay to the Executive 24 months salary, in compensation for the Executive's loss of employment, together with a payment equal to 100% of the greater of any target bonus or bonus actually earned for each year in such 24 month period and any other compensation which the Executive is entitled to receive.   Substantially similar health related benefits as provided by the company will also continue for a period of 24 months.   The Executive shall not have the duty to mitigate damages.   For the purpose of calculating such payments, all Federal and State taxes and Federal excise taxes (parachute taxes) shall be grossed-up such that the Executive receives the amount specified after all taxes have been paid.

(g)   The Company may terminate the Executive's employment without notice or payment in lieu thereof, for cause.

7.   <u>**Notices**</u>

(a)   Any notice required or permitted to be given to the Executive shall be sufficiently given if delivered to the Executive personally or if mailed by registered mail to the Executive's address disclosed on the face page hereof (or such address as the Executive may later provide in writing to the Chief Executive Officer or Secretary of the Company).

(b)   Any notice required or permitted to be given to the Company shall be sufficiently given if delivered to the Chief Executive Officer or Secretary of the Company personally or if mailed by registered mail to the Company's head office at its address disclosed on the face page hereof.

(c)   Any notice given by mail shall be deemed to have been given forty-eight hours after the time it is posted.

8.   <u>**Entire Agreement**</u>

This Agreement terminates, replaces and supersedes all prior agreements, oral or written, between the parties hereto.   This Agreement contains the final and entire understanding and agreement between the parties hereto with respect to the subject matter hereof, and they shall not be bound by any terms, conditions, statements, covenants, representations, or warranties, oral or written, not herein contained with respect to the subject matter hereof.

9. **Headings**

The headings in this Agreement are for convenience of reference only, and under no circumstances should they be construed as being a substantive part of this Agreement nor shall they limit or otherwise affect the meaning hereof.

10. **Warranty**

The parties represent and warrant that there are no restrictions, agreements or limitations on their rights or ability to enter into and perform the terms of this Agreement.

11. **Severability**

In the event that any provision of this Agreement is found to be void, invalid, illegal or unenforceable by a court of competent jurisdiction, such finding will not affect any other provision of this Agreement. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

12. **Modification**

Any modification of this Agreement must be in writing and signed by both the Executive and the Company or it shall have no effect and shall be void.

13. **Waiver**

The wavier by either party of any breach or violation of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach or violation.

14. **Assignment of Rights**

The rights which accrue to the Company under this Agreement shall pass to its successors or assigns. The rights of the Executive under this Agreement are not assignable or transferable in any manner.

15. **Independent Legal Advice**

The Executive acknowledges that he has read and understands this Agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

16. **Time of Essence**

Time shall be of the essence of this Agreement.

17. **Governing Law**

The Agreement shall be governed by and construed in accordance with the laws of the State of Idaho. Any dispute between the Company and Executive shall be brought exclusively in the State or Federal Courts located in Idaho State. In the event of such dispute, the prevailing party shall be entitled to recover its reasonable attorneys fees and costs.

IN WITNESS WHEREOF the parties have duly executed this Agreement effective as of the date first written above.


IDAHO GENERAL MINES, INC.

By: _____
Robert L. Dumont
E.V. P. of Business Development

_____
Robert L. Russell
President & CEO

_____
Robert Llee Chapman
Chairman of Compensation Committee

_____
Richard Nanna
Member of Compensation Committee

_____
Norman A. Radford, PG
Member of Compensation Committee


ATTEST:

_____
Michael K. Branstetter

10


EMPLOYMENT AGREEMENT


THIS AGREEMENT ("Agreement") effective as of the 31st day of March, 2005

BETWEEN:


Idaho General Mines, Inc.


10 N. Post Street
Suite 610
Spokane, WA 99201


(the "Company")



-and-


Matthew F. Russell

Executive Vice President of Operations
10139 N. Fleetwood St..
Spokane, WA 99208


(the "Executive")



RECITALS


WHEREAS, the Company recognizes that the current business environment makes it difficult to attract and retain highly qualified executives unless a certain degree of security can be offered to such individuals against organizational and personnel changes which frequently follow changes in control of a corporation; and

WHEREAS, the Company desires to assure fair treatment of its executives in the event of a Change in Control (as defined below) and to allow them to make critical career decisions without undue time pressure and financial uncertainty, thereby increasing their willingness to remain with the Company notwithstanding the outcome of a possible Change in Control transaction; and

WHEREAS, the Company recognizes that its executives will be involved in evaluating or negotiating any offers, proposals or other transactions which could result in Changes in Control of the Company and believes that it is in the best interest of the Company and its stockholders for such executives to be in a position, free from personal financial and employment considerations,

to be able to assess objectively and pursue aggressively the interests of the Company's stockholders in making these evaluations and carrying on such negotiations; and

WHEREAS, the Board of Directors (the "Board") of the Company believes it is essential to provide the Executive with compensation arrangements upon a Change in Control which provide the Executive with individual financial security and which are competitive with those of other corporations, and in order to accomplish these objectives, the Board has caused the Company to enter into this Agreement.

WHEREAS the Executive is an Officer of the Company and is employed in the Business (as defined below) operated by the Company;

WHEREAS, the Board of Directors of the Company (the "Board"), has determined that it is in the best interests of the Company and its shareholders to assure that the Company will have the continued dedication of the Executive, notwithstanding the possibility, threat or occurrence of a Change in Control (as defined herein). The Board believes it is imperative to diminish the inevitable distraction of the Executive by virtue of the personal uncertainties and risks created by a pending or threatened Change in Control and to encourage the Executive's full attention and dedication to the current Company and in the event of any threatened or pending Change in Control, and to provide the Executive with compensation and benefits arrangements upon a Change in Control that ensure that the compensation and benefits expectations of the Executive will be satisfied and that are competitive with those of other corporations. Therefore, in order to accomplish these objectives, the Board has caused the Company to enter into this Agreement.

NOW THEREFORE in consideration of the promises and mutual covenants herein contained, the parties hereto agree as follows:

1.   **Defined Terms**

(a)   "Cause" shall mean (i) the continued failure by the Executive to perform his material responsibilities and duties toward the Company (other than any such failure resulting from the Executive's incapacity due to physical or mental illness), (ii) the engaging by the Executive in willful or reckless conduct that is demonstrably injurious to the Company monetarily or otherwise, (iii) the conviction of the Executive of, or a plea of nolo contendre to, a felony or a crime of moral turpitude, or (iv) the commission or omission of any act by the Executive that is materially inimical to the best interests of the Company and that constitutes on the part of the Executive common law fraud or malfeasance, misfeasance, or nonfeasance of duty; provided, however, that "cause" shall not include the Executive's lack of professional qualifications. For purposes of this Agreement, an act, or failure to act, on the Executive's part shall be considered "willful" or "reckless" only if done, or omitted, by him not in good faith and without reasonable belief that his action or omission was in the best interest of the Company. The Executive's employment shall not be deemed to have been terminated for "cause" unless the Company shall have (A) given or delivered to the Executive reasonable notice setting forth the reasons for the Company's intention to terminate the Executive's employment for "cause," and (B) provided the Executive a reasonable opportunity to cure the act or omission that is the basis for the proposed termination for cause, to the extent curable.

2

(b)   "Change in Control" shall mean:

(i)   The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either (A) the then-outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that, for purposes of this Section 1(d), the following acquisitions shall not constitute a Change in Control: (i) any acquisition directly from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliated Company or (iv) any acquisition by any corporation pursuant to a transaction that complies with Sections 1(b)(iii)(A), 1(b)(iii)(B) and 1(b)(iii)(C);

(ii)   Any time at which individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(iii)   Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Company or any of its subsidiaries or the acquisition of assets or stock of another entity by the Company or any of its subsidiaries (each, a "Business Combination"), in each case unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly

or indirectly, 50% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination;

(iv)   A sale or disposition of all or substantially all of the assets of the Company to an unrelated party; or

(v)   Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

(c)   "Code" shall mean the Internal Revenue Code as of 2005, as amended.

(d)   "Disability," for purposes of this Agreement, shall mean total disability as defined in any long-term disability plan sponsored by the Company in which the Executive participates, or, if there is no such plan or it does not define such term, then it shall mean the physical or mental incapacity of the Executive that prevents him from substantially performing the duties of the office or position to which he was elected or appointed by the Board for a period of at least 180 days and the incapacity is expected to cause death or last at least one (1) year.

(e)   The "Change in Control Date" shall be any date during the term of this Agreement on which a Change in Control occurs. Anything in this Agreement to the contrary notwithstanding, if the Executive's employment or status as an elected officer with the Company is terminated within six (6) months before the date on which a Change in Control occurs, and it is reasonably demonstrated that such termination (i) was at the request of a third party who has taken steps reasonably calculated or intended to effect a Change in Control or (ii) otherwise arose in connection with or anticipation of a Change in Control, then for all purposes of this Agreement the "Change in Control Date" shall mean the date immediately before the date of such termination.

(f)   "Parent" shall mean any entity that directly or indirectly through one or more other entities owns or controls more than 50 percent of the voting stock or common stock of the Company.

(g)   "Subsidiary" shall mean a company 50 percent or more of the voting stock, common stock or other economic interests of which are owned, directly or indirectly, by the Company.

(h)   "Board" shall mean the Board of Directors of the Company;

(i)   "Business" shall mean the business presently or hereafter carried on by the Company in the area of mineral resource exploration and development;

(j)   "Stock Option Plan" shall mean the incentive stock option plan of the Company for directors, officers, employees and other service providers of the Company.

2.   Employment

(a)   The Company shall employ the Executive and the Executive shall serve the Company and its subsidiaries as Executive Vice President of Operations or in such other capacity or capacities as may be determined by the Board from time to time.

(b)   The Executive represents that he has the required skills and experience to perform the duties required of him as Executive Vice President of Operations and agrees to be bound by the terms and conditions of this Agreement.

(c)   The Executive will be employed on a full-time basis for the Company and will devote himself exclusively to the Business and will not be employed or engaged in any capacity in any other business which is in competition with the Business of the Company, without the prior written approval of the Company.

(d)   The Executive acknowledges that in carrying out his duties and responsibilities:

(i)   the Executive shall comply with all lawful and reasonable instructions as may be given by the Chief Executive Officer of the Company or the Board;

(ii)   the Executive will perform his duties with the highest level of integrity and in a manner which shall engender the Company's complete confidence in the Executive's relationship with other employees of the Company and with all persons dealt with by the Executive in the course of employment; and

(iii)   the Executive will perform his duties in a diligent, loyal, productive and efficient manner and use his best efforts to advance the Business and goodwill of the Company.

(e)   The Executive is employed on a full-time basis for the Company and he understands that the hours of work involved will vary and be irregular and are those hours required to meet the objectives of the employment.

(f)   The Executive's initial location of employment under this Agreement shall be in the State of Washington. Until a Change in Control, the Executive agrees, however, to relocate his employment if directed to do so by the Chief Executive Officer of the Company or the Board. The Company shall reimburse the Executive for all reasonable and necessary moving expenses related to a relocation of employment hereunder.

3.   Compensation and Benefits

As compensation for the services to be rendered by the Executive to the Company, the Company agrees to provide the remuneration and benefits set out in this clause 3.

5

(a)   ***Base Salary and Discretionary Bonus***

Except as per the limitation set out below in 3(a)(i), the Executive shall be paid a minimum annual base salary of US $120,000.00 to be reviewed annually by the Board. Said salary shall be subject to all statutory and other deductions and shall be paid monthly, in arrears, by cheque or deposit, or such other periodic installments as may be from time to time agreed. In addition, the Executive is entitled to receive a discretionary performance bonus in such amount, if any, as the Board in its sole discretion may determine. If a Change in Control occurs then a bonus will automatically become payable and not be less than 30% of the Executive's annual salary. The minimum base salary shall become effective , as soon as, the Company has raised the sum of $5,000,000 (five million) to the treasury in private placements, exercise of stock warrants, exercise of stock options, IPO's or upon Change in Control which ever occurs first.

(b)   ***Grant of Stock Options, Shares, and Bonuses***

The Executive shall be eligible to receive stock options granted pursuant to the Stock Option Plan, and, as may be effected for bonuses, on such terms and conditions as the Board in its discretion may determine. Upon a Change of Control, any and all Common Shares, options, or other forms of securities issued by the Company and beneficially owned by the Executive (whether granted before or after the date of this Agreement) that are unvested, restricted, or subject to any similar restriction that would otherwise require continued ownership by the Executive beyond the Change of Control Date in order to be vested in the hands of the Executive shall vest automatically without further action by the Board.

(c)   ***Health (Medical and Vision), Dental, Long Term Disability and Life Insurance***

The Executive shall be entitled to receive and participate in health (medical and vision), dental, long-term disability and life insurance programs as are made available by the Company to other employees holding similar positions of importance to the Company, provided that the Company may modify, suspend, or discontinue any or all of such benefits for its employees generally or for any group thereof, without obligation to replace any such modified, discontinued or suspended benefit with any other benefit or to otherwise compensate the Executive in respect thereof.

(d)   ***Stock Appreciation Award in the Event of a Change in Control***

In the event of a contemplated Change in Control, the Executive shall become entitled to receive an additional equity stake equal to the equity stake he then holds, contingent upon the occurrence of a Change in Control. Executive's equity stake shall include all shares, options (vested and unvested), and warrants in Executive's name or beneficially owned by Executive, and the additional equity stake shall be provided in kind to the Executive.

4. **Vacation**

The Executive will be entitled to twenty (20) days of vacation during each twelve (12) month period plus usual statutory and other public holidays, the timing of such vacation to be mutually agreed upon between the Executive and the Company. In that the spirit of this vacation provision is that the Executive should take vacation but may, because of the duties required of the Executive, prevent him from taking said vacation, the Executive shall be paid the cash equivalent of any unused vacation entitlement at the end of each year, but in no way shall unused vacation time accrue to the next 12 month period.

5. **Expenses**

The Executive shall be reimbursed by the Company for business expenses incurred as a result of his work on behalf of the Company. The Company shall reimburse the Executive for such expenses upon presentation of supporting documentation satisfactory to the Company in accordance with the tax principles applicable in the United States for such reimbursement and the Company's established reimbursement policies, as those policies may be modified from time to time in the Company's discretion.

6. **Terms of the Agreement and Termination**

(a)   This Agreement shall commence on the date hereof and shall terminate three years hence on April 1, 2008, unless terminated pursuant to the provisions hereof.

(b)   The Executive may terminate his employment pursuant to this Agreement by giving at least two (2) months' advance notice in writing to the Company. The Company may waive such notice, in whole or in part and if it does so, the Executive's entitlement to remuneration and benefits pursuant to this Agreement will cease on the date it waives such notice.

(c)   The Executive's employment shall be terminated upon the death of the Executive whereupon all stock options granted to the Executive shall immediately vest and shall be exercisable by the Executive's heirs, executors, administrators or personal representatives in accordance with the terms of the Stock Option Plan.

(d)   The Executive's employment shall be terminated upon the Disability of the Executive whereupon all stock options granted to the Executive shall immediately vest and shall be exercisable by the Executive in accordance with the terms of the Stock Option Plan.

(e)   In the event of an Effective Change of Control, the Executive's employment shall be deemed to have been terminated without cause and the Company shall be obligated to pay the Executive the amount of severance payments calculated in accordance with subparagraph 6(f) hereof in addition to the benefits of subparagraph 3(b) hereof.

(f)   The Executive's employment may be terminated without cause by majority vote of the Board.   In the event that the Executive's employment is so terminated, or is deemed to have been terminated pursuant to subparagraph 6 (e) herein, without cause, any stock options granted but not vested shall be deemed to have immediately vested and the Company shall pay to the Executive 24 months salary, in compensation for the Executive's loss of employment, together with a payment equal to 100% of the greater of any target bonus or bonus actually earned for each year in such 24 month period and any other compensation which the Executive is entitled to receive.   Substantially similar health related benefits as provided by the company will also continue for a period of 24 months.   The Executive shall not have the duty to mitigate damages.   For the purpose of calculating such payments, all Federal and State taxes and Federal excise taxes (parachute taxes) shall be grossed-up such that the Executive receives the amount specified after all taxes have been paid.

(g)   The Company may terminate the Executive's employment without notice or payment in lieu thereof, for cause.

7.   <u>Notices</u>

(a)   Any notice required or permitted to be given to the Executive shall be sufficiently given if delivered to the Executive personally or if mailed by registered mail to the Executive's address disclosed on the face page hereof (or such address as the Executive may later provide in writing to the Chief Executive Officer or Secretary of the Company).

(b)   Any notice required or permitted to be given to the Company shall be sufficiently given if delivered to the Chief Executive Officer or Secretary of the Company personally or if mailed by registered mail to the Company's head office at its address disclosed on the face page hereof.

(c)   Any notice given by mail shall be deemed to have been given forty-eight hours after the time it is posted.

8.   <u>Entire Agreement</u>

This Agreement terminates, replaces and supersedes all prior agreements, oral or written, between the parties hereto.   This Agreement contains the final and entire understanding and agreement between the parties hereto with respect to the subject matter hereof, and they shall not be bound by any terms, conditions, statements, covenants, representations, or warranties, oral or written, not herein contained with respect to the subject matter hereof.

9. **Headings**

The headings in this Agreement are for convenience of reference only, and under no circumstances should they be construed as being a substantive part of this Agreement nor shall they limit or otherwise affect the meaning hereof.

10. **Warranty**

The parties represent and warrant that there are no restrictions, agreements or limitations on their rights or ability to enter into and perform the terms of this Agreement.

11. **Severability**

In the event that any provision of this Agreement is found to be void, invalid, illegal or unenforceable by a court of competent jurisdiction, such finding will not affect any other provision of this Agreement. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

12. **Modification**

Any modification of this Agreement must be in writing and signed by both the Executive and the Company or it shall have no effect and shall be void.

13. **Waiver**

The wavier by either party of any breach or violation of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach or violation.

14. **Assignment of Rights**

The rights which accrue to the Company under this Agreement shall pass to its successors or assigns. The rights of the Executive under this Agreement are not assignable or transferable in any manner.

15. **Independent Legal Advice**

The Executive acknowledges that he has read and understands this Agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

16. **Time of Essence**

Time shall be of the essence of this Agreement.

17. **Governing Law**

The Agreement shall be governed by and construed in accordance with the laws of the State of Idaho. Any dispute between the Company and Executive shall be brought exclusively in the State or Federal Courts located in Idaho State. In the event of such dispute, the prevailing party shall be entitled to recover its reasonable attorneys fees and costs.

IN WITNESS WHEREOF the parties have duly executed this Agreement effective as of the date first written above.

IDAHO GENERAL MINES, INC.

By: _____
     Matthew F. Russell
     E.V. P. of Operations

_____
Robert L. Russell
President & CEO

_____
Robert Llee Chapman
Chairman of Compensation Committee

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Richard Nanna
Member of Compensation Committee

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Norman A. Radford, PG
Member of Compensation Committee

ATTEST:

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Michael K. Branstetter, Secretary